UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

0-10030

(Commission File Number)

(Check one):	Form 10-K ☐	Form 20-F ☐	Form 11-K ☐	Form 10-Q ☒	Form 10-D ☐
	Form N-SAR ☐	Form N-CSR ☐

For Period Ended:   July 1, 2006

☐  Transition Report on Form 10-K

☐  Transition Report on Form 20-F

☐  Transition Report on Form 11-K

☐  Transition Report on Form 10-Q

☐  Transition Report on Form N-SAR

For the Transition Period Ended: _________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

APPLE COMPUTER, INC.

Full Name of Registrant

Former Name if Applicable: N/A

1 Infinite Loop

Address of Principal Executive Office (Street and Number)

Cupertino, CA 95014

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐

(b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Apple Computer, Inc. (“Apple” or the “Company”) announced on June 29, 2006 that an internal investigation discovered irregularities related to the issuance of certain stock option grants made between 1997 and 2001. A special committee of Apple’s outside directors has hired independent counsel to perform an investigation, and the Company has proactively informed the SEC.

Although the investigation is ongoing, based on the evidence of irregularities discovered to date, management has concluded, and the audit committee of the board of directors agrees, that the Company will likely need to restate its historical financial statements to record non-cash charges for compensation expense relating to past stock option grants. The Company has not determined the amount of such charges, the resulting tax and accounting impact, or which periods may require restatement.

As a result of the ongoing investigation, Apple was unable to file its Quarterly Report on Form 10-Q for the quarter ended July 1, 2006 by the required filing date and does not currently anticipate that it will be filed on or before the fifth calendar day following the prescribed due date according to Rule 12b-25.

The Company is focused on resolving these issues as quickly as possible and plans to file its Form 10-Q and any required restated financial statements as soon as practical following the completion of the investigation.

PART IV— OTHER INFORMATION

(1)    Name and telephone number of person to contact in regard to this notification

Peter Oppenheimer	(408)	996-1010
(Name)	(Area Code)	(Telephone Number)

(2)    Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).  ☒  Yes   ☐  No

(3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  ☒  Yes   ☐  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates that there will be significant changes in the results of operations for the quarter ended July 1, 2006 compared to the quarter ended June 25, 2005, including significant increases in the Company’s revenue and expenses. The Company cannot provide a reasonable estimate of the results because it will likely need to restate its historical financial statements to record non-cash charges for compensation expense relating to past stock option grants. As the investigation related to stock option grants is currently ongoing, the Company cannot at this time reasonably estimate the amount of any such charges, the resulting tax and accounting impact, or which periods may require restatement.

APPLE COMPUTER, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 10, 2006
	By:	/s/ Peter Oppenheimer
Peter Oppenheimer
Senior Vice President and Chief Financial Officer